
03024641

WPN RESOURCES LTD.
TSX-V Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-943 3716

July 16, 2003 **NEWS RELEASE**

Pantelleria Licenses Issued – Sicily Channel, Offshore Tunisia

WPN is pleased to announce that the Pantelleria Licenses have been issued to the Company. These offshore Licenses: "d16G.R-.PU" and "d17G.R-.PU" cover an area of approximately 132,000 hectares.

The licenses surround the southern and western areas of Pantelleria, and while in Italian territorial waters, combine the benefits of Tunisian geology with the more favorable Italian tax regime. WPN holds 100% of these licenses. The licenses are subject to a 4% royalty to the Italian Government, and benefit from a royalty exemption equivalent to 1,000 bopd.

Over 800km of existing seismic has been reprocessed by Lynx Information Systems of London, with structural interpretation by Riogeo in Rome. Eight leads in tertiary sands reservoirs have been mapped and, using the nearby Tazerka reservoir parameters, substantial reserves have been identified. . Between the two concessions, the Zibibbo well, drilled by AGIP in 1987 was an oil discovery which flowed over 500 bopd from a shallow (950m) horizon and immediately to the west, the Tazerka field, a joint development by Shell and Agip, is only six kilometers from the concession boarder. It was developed in the 1980's as one of the first FPSO developments in the world. Tazerka's shallow reservoir (OWC @ 1,340m) and exceptional quality tertiary sands yielded an ultimate recovery in excess of 38% of OIIP.

WPN Resources has planned a 630 km 2-D infill seismic program, which it hopes to undertake as soon as a suitable vessel is available at an acceptable cost.

WPN RESOURCES LTD.

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:

WPN Office:
Suite 1500, 885 West Georgia St.
Vancouver, V6C 3E8
Canada
Tel.: 604-669 2099
Fax: 604-943-3716

dlw 7/18

FILE No. 82-2418
Rule 12g3-2 (b)

G.R15.PU AND G.R16.P PERMITS



G.R15.P PERMIT
SICILY
TUNISIA
G.R16.P PERMIT



RESOURCES